UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission file number 001-34886

Elster Group SE
(Translation of Registrant’s Name into English)

Frankenstrasse 362
45133 Essen
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K contains a press release of Elster Group SE dated March 22, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSTER GROUP SE

By:	/s/ Christoph Schmidt-Wolf
Name:	Christoph Schmidt-Wolf
Title:	Managing Director and CFO

By:	/s/ Thomas Preute
Name:	Thomas Preute
Title:	Managing Director and CLO

Date: March 23, 2011

Press release

ELSTER GROUP SE ANNOUNCES FILING OF REGISTRATION STATEMENT FOR SECONDARY OFFERING

ESSEN, Germany, March 22, 2011 – Elster (NYSE: ELT) today announced that it has filed a registration statement with the U.S. Securities and Exchange Commission (“SEC”) for a proposed secondary offering by its largest shareholder, Rembrandt Holdings S.A. (“Rembrandt”), of 16 million American Depositary Shares (ADSs), plus an additional over-allotment option of up to 2.4 million ADSs. Assuming that the sale proceeds as planned, Rembrandt’s interest in Elster would be reduced to 63.8%. Each ADS represents one-fourth of an ordinary share of Elster.

Elster expects Rembrandt to launch the offering after receipt of regulatory clearances and subject to market conditions.

Elster is not issuing or selling any shares and will not receive any proceeds from the sale of the securities sold by Rembrandt.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities referred to herein have not been and will not be registered under the applicable securities laws of any jurisdiction outside of the United States of America.

A copy of the prospectus relating to these securities may be obtained, when available, from:

Deutsche Bank Securities
Attn: Prospectus Department
100 Plaza One
Jersey City, NJ 07311
Tel: (800) 503-4611
Email: prospectus.cpdg@db.com

Goldman, Sachs & Co.
Attn: Prospectus Department
200 West Street
New York, NY 10282
Tel: (866) 471-2526
Email: prospectus-ny@ny.email.gs.com
Fax: (212) 902-9316

J.P. Morgan
Attn: Broadridge Financial Solutions
1155 Long Island Ave.
Edgewood, NY 11717
Tel: 866-803-9204

About Elster

Elster (NYSE: ELT) is one of the world’s largest electricity, gas and water measurement and control providers. Its offerings include distribution monitoring and control, advanced smart metering, demand response, networking and software solutions, and numerous related communications and services – key components for enabling consumer choice, operational efficiency and conservation. Elster’s products and solutions are widely used by utilities in the traditional and emerging Smart Grid markets.

Elster has one of the most extensive installed revenue measurement bases in the world, with more than 200 million metering modules deployed over the course of the last 10 years. It sells its products and services in more than 130 countries across electricity, gas, water and multi-utility applications for residential, commercial and industrial, and transmission and distribution applications.

For more information about Elster, please visit www.elster.com.

For readers in the European Economic Area

This document does not constitute an offer to sell or solicitation of an offer to purchase any common stock in the European Economic Area. In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the offering of common stock will not be made to the public in that Relevant Member State, except, with effect from and including the Relevant Implementation Date:

(i) to qualified investors (as defined in the Prospectus Directive or implementing legislation in the Relevant Member State) ("Qualified Investors");

(ii) to fewer than 100 natural or legal persons (other than Qualified Investors); or

(iii) in any other circumstances which do not require the publication by Elster of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision and when used elsewhere in this announcement, the expression an “offer of common stock to the public”, or any similar expression, in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offering and the common stock to be offered so as to enable an investor to decide to purchase or subscribe for the common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression “Prospectus Directive” when used in this announcement means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

For readers in the United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The new shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such new shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Contacts

Media and Investors:	Investors:
John Bluth	Ronald Botoff
+1-919-250-5425	+1-919-212-4857
john.bluth@elster.com	ron.botoff@elster.com

Disclaimer

Elster may make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in its offering prospectuses, in press releases and other written materials and in oral statements made by Administrative Board members, managing directors or employees to third parties. Statements that are not historical facts, including statements about Elster’s beliefs and expectations, are forward-looking statements and include generally any information that relates to expectations for revenue or earnings per ADS or other performance measures. These statements are based on current plans, estimates, assumptions and projections, and therefore readers should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Elster undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Elster cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Elster’s control, including those described in the sections “Special Note Regarding Forward-Looking Statements” and “Risk Factors” of the annual report on Form 20-F for the year ended December 31, 2010 and the prospectus dated September 30, 2010 filed with the U.S. Securities and Exchange Commission.